FOR IMMEDIATE RELEASE

AutoChina International Responds to SEC Lawsuit, Believes Claims Are Without Merit

Shijiazhuang, Hebei Province, China – April 11, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today responded to the Securities and Exchange Commission’s (“SEC”) lawsuit against the Company and 11 investors, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market.

AutoChina has reviewed the SEC’s complaint and believes that it is without merit. The Company intends to defend against the claims vigorously and believes that all of the evidence it is aware of contradicts the SEC’s allegations. AutoChina continues to work closely with its legal counsel and advisors to defend the Company.

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 506 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;

AutoChina International Ltd.	Page 2
April 11, 2012

•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com